TIAA SEPARATE ACCOUNT VA-3

UPDATED RESOLUTIONS

Agent for Service

RESOLVED, that William Forgione, Senior Vice President and Deputy General Counsel of TIAA be, and hereby is, appointed as agent for service under any registration statement for TIAA Separate Account VA-3 and is duly authorized to receive communications and notices from the SEC with respect thereto and to exercise powers given to such agent by the 1933 Act and the rules thereunder, and any other necessary acts; and

General

RESOLVED, that the appropriate officers of TIAA be, and hereby are, authorized to execute and deliver such agreements and other documents and do such acts and things as each of them may deem necessary or desirable to carry out the foregoing resolutions and the intent and purposes thereof.